SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2025

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – AXIA ENERGIA

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Av. Graça Aranha, 26,
Centro, CEP 20030-900,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Record Date for Holders of American Depositary Shares and Payment Date for Shareholders

Rio de Janeiro, December 12, 2025, Centrais Elétricas Brasileiras S/A – AXIA Energia (the “Company”) announced the following in relation to the Company’s existing common American depositary shares (“Common ADSs”) and Company’s preferred American depositary shares (“Preferred ADSs”).

As previously announced, in accordance with the Company’s Management Proposal, dated November 27, 2025, and subject to the approval of its shareholders, the Company intends to implement the following transactions (the “Transactions”):

(i)	the creation of a new series of Preferred Class B1 ADSs that will be exchanged for existing Preferred ADSs (the “Preferred B1 ADS Exchange”);

(ii)	the creation of a new class of preferred shares designated “Preferred C Shares” (the “Preferred C Shares”) followed by a pro rata distribution by Citibank, N.A. of newly-created preferred class C ADSs representing Preferred C Shares to current holders of Company ADSs (the “Preferred C ADS Distribution”);

(iii)	the creation of a new class of preferred shares designated ‘Redeemable Preferred Shares’, which will be distributed in connection with the Preferred B Share (the “PNR Share Distribution”) to existing Preferred ADR holders and redeemed immediately following the distribution thereof by the Company for cash (the “PNR Share Redemption”); and

(iv)	the distribution of the PNR Share Redemption amounts to holders of existing Preferred ADRs (the “PNR Redemption Distribution”). In connection with the Transactions:

•	The record date for holders of Common ADSs and existing Preferred ADSs that are eligible to:

(A) receive the Preferred C ADS Distribution and/or

(B) participate in the Preferred B1 ADS Exchange and

(C) receive the PNR Share Distribution and participate in the PNR Share Redemption, as applicable (collectively, the “ADS Distribution(s)”) is December 22, 2025 (the “ADS Record Date”).

•	Only holders of record of Common ADSs and existing Preferred ADSs as of the close of business on the ADS Record Date will be entitled to receive and/or participate in the applicable ADS Distribution(s), subject in each case to the terms of the applicable deposit agreements, applicable laws and regulations, and customary fees, taxes and expenses.

•	Cash payments to eligible Company ADS holders in connection with the PNR Share Distribution will be made on a date to be announced by the Company.

The Preferred B1 ADS Exchange is currently planned to occur on or about December 29, 2025.

This press release should be read together with the Company’s Management Proposal dated November 27, 2025. The Company will provide additional information regarding implementation logistics as appropriate, including any relevant dates to be communicated by the Depositary.

Forward-looking statements in this press release are based on current expectations and are subject to risks and uncertainties, including the approval of the matters submitted to the Extraordinary Shareholders Meeting and the timing and execution of the Transactions. Actual results may differ materially. The Company undertakes no obligation to update these statements except as required by applicable law.

Eduardo Haiama

Vice President of Finance and Investor Relations

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 12, 2025

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – AXIA Energia

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the Comissão de Valores Mobiliários and Securities and Exchange Commission. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.